EXHIBIT 5.1

KRAMER LEVIN NAFTALIS & FRANKEL LLP

June 2, 2006

Command Security Corporation
Route 55 Lexington Park,
PO BOX 340
La Grangeville, New York 12540

Re:     Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel to Command Security Corporation, a New York corporation (the “Registrant”), in connection with the preparation and filing of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) with respect to the registration under the Securities Act of 1933, as amended (the “Act”), of an aggregate of 2,000,000 shares (the “Shares”) of common stock, par value $0.0001 per share (the “Common Stock”), of the Registrant to be issued pursuant to the 2000 Stock Option Plan of Command Security Corporation, the Command Security Corporation 2005 Stock Incentive Plan and the Employment Agreement of Barry I. Regenstein, dated August 30, 2004 (the “Plans”).

    We have reviewed copies of:

1.	the Registration Statement;

2.	the Plans;

3.	Amended and Restated Certificate of Incorporation of the Registrant;

4.	Certificate of Amendment of Certificate of Incorporation of the Registrant;

5.	the By-laws of the Registrant;

6.	Amendments to By-Laws of the Registrant; and

7.	Resolutions of the Board of Directors and the Compensation Committee of the Registrant.

We have also reviewed such other documents and made such other investigations as we have deemed appropriate. As to various questions of fact material to this opinion, we have relied upon statements, representations and certificates of officers or representatives of the Registrant, public officials and others. We have not independently verified the facts so relied on.

Based on the foregoing, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that the Shares covered by the Registration Statement, when issued upon the exercise of options granted under the Plans in accordance with the terms and conditions of the Plans and the option agreements governing such options, and assuming that the exercise price for such Shares is equal to or in excess of the par value of the Common Stock and is paid in full, will be validly issued, fully paid and non-assessable.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

We do not express any opinion with respect to any law other than the New York Business Corporation Law. This opinion is rendered only with respect to the laws and legal interpretations and the facts and circumstances in effect on the date hereof and we assume no obligation to revise or supplement this opinion letter should any such law or interpretation be changed by legislative action, judicial decision or otherwise or should there be any change in such facts or circumstances.

Very truly yours,

/s/ Kramer Levin Naftalis & Frankel LLP